[LETTERHEAD OF COMMUNITY FINANCIAL SHARES, INC.]

February 13, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Financial Shares, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-186128

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-1, Community Financial Shares, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on Thursday, February 14, 2013, 11:00 a.m., Eastern time, or as soon thereafter as practicable.

Pursuant to the letter from the Securities and Exchange Commission (the “Commission”) dated as of February 13, 2013 relating to said Registration Statement on Form S-1, the Company hereby confirms that the fourth quarter of the year ended December 31, 2012 resulted in no adverse impact on the Company’s results of operations or financial condition.

Furthermore, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please telephone Edward G. Olifer of Kilpatrick Townsend & Stockton LLP at 202.508.5852

Very truly yours,

COMMUNITY FINANCIAL SHARES, INC.

/s/ Scott W. Hamer

Scott W. Hamer

President and Chief Executive Officer

cc: Jessica Livingston, U.S. Securities and Exchange Commission